SEC
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MAR 02 2021

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21001731

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/27/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gatsby Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 South Broadway - Suite 100
(No. and Street)

WHITE PLAINS (City) NY (State) 10603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park-Ste 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Davis Gaynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gatsby Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Document Notarized using a Live Audio-Video Connection

Notary Public

Please see attached All Purpose Acknowledgement form for additional Notary Events

NIDHI D. PATEL ELECTRONIC NOTARY PUBLIC NOTARY ID 131579816 STATE OF TEXAS | EXP. 05/23/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF Texas }

COUNTY OF Harris }

On 02/22/2021 before me Nidhi Patel Notary Public,
Date (here insert name and title of the officer)

personally appeared Davis gaynes

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of my notary public commision state that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


NIDHI D. PATEL
ELECTRONIC
NOTARY PUBLIC
NOTARY ID
131579816
STATE OF TEXAS | EXP. 05/23/22

Signature: ______________________ (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: 2020GatsbySecuritiesOathAffirmation.pdf Number of Pages: 4

Document Date: 02/22/2021 Other: ______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Gatsby Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gatsby Securities, LLC (the "Company"), as of December 31, 2020 and the related statements of operations, changes in member's equity and cash flows for the period May 27, 2020 (commencement of operations) to December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period May 27, 2020 (commencement of operations) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

February 24, 2021

Gatsby Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	158,210
Prepaid expenses		16,185
Total assets	$	174,395
Liabilities and Member's Equity		
Liabilities		
Other accrued expenses	$	21,545
Accrued professional fees		15,500
Payable to Parent		11,243
Total		48,288
Commitments and contingencies		
Member's equity		126,107
Total liabilities and member's equity	$	174,395

The accompanying notes are an integral part of these financial statements.

Gatsby Securities, LLC
Statement of Operations
May 27, 2020 (commencement of operations) to December 31, 2020

Revenues		
Interest	**$**	**212**
Expenses		
Technology and communications	**$**	**156,972**
Employee compensation and benefits		**71,952**
Professional fees		**48,760**
Occupancy		**20,492**
Regulatory		**6,108**
		304,284
Net loss	**$**	**(304,072)**

The accompanying notes are an integral part of these financial statements.

Gatsby Securities, LLC
Statement of Changes in Member's Equity
For the period May 27, 2020 (commencement of operations) to December 31, 2020

Member's equity, May 26, 2020	$	**430,179**
Net loss		**(304,072)**
Member's equity, December 31, 2020	**$**	**126,107**

The accompanying notes are an integral part of these financial statements.

Gatsby Securities, LLC
Statement of Cash Flows
For the period May 27, 2020 (commencement of operations) to December 31, 2020

Cash flows from operating activities		
Net loss	$	(304,072)
Adjustments to reconcile net loss to net cash used in operating activities		
Net change in operating assets and liabilities		
Increase in other accrued expenses		19,460
Increase in accrued professional fees		15,500
Decrease in payable to Parent		(16,536)
Decrease in prepaid expenses		12,409
Net cash used in operating activities		(273,239)
Cash and Cash Equivalents - May 26, 2020		431,449
Cash and Cash Equivalents - December 31, 2020	$	158,210

The accompanying notes are an integral part of these financial statements.

1. Organization

Gatsby Securities, LLC (the "Company"), formed on July 1, 2019, is a Delaware limited liability company which is wholly owned by Gatsby Digital, Inc. (the "Parent") which is incorporated in Delaware. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and was permitted to commence operations on May 27, 2020. Actual operations are not expected to commence until approximately March 2021 and, accordingly, its clearing broker, Apex Clearing Corporation ("Apex"), has waived the funding of the clearing deposit and the imposition of certain fees until operations commence (see Note 3).

The Company will engage in securities transactions for its customers, principally in options. Customers will initiate transactions by means of a mobile app developed by the Company's Parent. All customer transactions will be cleared through a clearing broker, who will carry the customers' accounts, on a fully disclosed basis.

The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern
The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. As operations have not commenced, the Company has yet to generate revenues from operations. While the lack of revenue raises concern about the Company's ability to sustain operations for at least one year from the issuance of these financial statements, the Company believes that it will generate significant revenues once operations commence as the Company's principals have generated significant revenues while registered at a third-party broker-dealer which has been providing its customers with the mobile app. On commencement of operations, those customers will become customers of the Company and will continue using the app. If necessary, the Parent would fund additional contributions and it has the intent and ability to do so. Accordingly, the financial statements of the Company do not include any

adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Revenues
The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers.

The Company will endeavor to principally earn revenues from transactions in which the Company's customers initiate self-directed buying and selling of securities through the mobile app. Each time a customer executes a buy or sell transaction, the Company receives payment for the orders (PFOF) they are sending to the brokers executing the transactions, which are collected on the Company's behalf by Apex. The Company believes that its performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company will also earn revenues from monthly allocations from Apex of a portion of interest and related amounts charged to or earned from customers' credit and debit balances, securities lending, and similar arrangements. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Income Taxes
The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of December 31, 2020, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Office Lease
As the Company's office lease does not exceed one year, it is not subject to ASC 842 *Leases*.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through February 24, 2021, the date the financial statements were available for issuance.

Recent Accounting Pronouncements
The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

3. Clearing Broker

The Company will introduce its customers on a fully disclosed basis to Apex. The clearing agreement with Apex specifies that the Company maintain a clearing deposit of $250,000 which has been waived by Apex until operations commence.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% of aggregate indebtedness during its initial year of operations).

At December 31, 2020, the Company had net capital, as defined, of $109,922, which exceeded the required minimum net capital of $6,036 by $103,886. Aggregate indebtedness at December 31, 2020 totaled $48,288. The percentage of aggregate indebtedness to net capital was 43.93%.

5. Related Party Transactions – Allocated Expenses

The Company and the Parent entered into an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses. Expenses covered by the Agreement for the period May 27, 2020 to December 31, 2020 aggregated $97,202, the composition of which are reflected below, and which are also reflected in the accompanying statement of operations and in the statement of financial condition in the amount of $11,243 as payable to Parent.

Expenses covered by the Administrative Services Agreement		
Employee compensation and benefits	$	71,952
Technology and communications		24,700
Occupancy		550
Total	**$**	**97,202**

Gatsby Securities, LLC **Schedule I**
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net capital:			
Total member's equity		$	126,107
Deduct nonallowable assets:			
Prepaid expenses	16,185		
			16,185
Net capital before haircuts on securities (tentative net capital)			109,922
Haircuts on securities			-
Net capital		$	109,922
Aggregate indebtedness:			
Other accrued expenses		$	21,545
Accrued professional fees			15,500
Payable to Parent			11,243
Total aggregate indebtedness		$	48,288
Computation of basic net capital requirement:			
Minimum net capital requirement (12 1/2 % of aggregate indebtedness or $5,000, whichever is greater)		$	6,036
Excess net capital		$	103,886
Percentage of aggregate indebtedness to net capital			43.93%

See Report of Registered Independent Public Accounting Firm.

Gatsby Securities, LLC

Schedule II

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2020

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See Report of Registered Independent Public Accounting Firm.

Gatsby Securities, LLC **Schedule III**
Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2020

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	109,922
	Net Capital, per schedule I	**$**	**109,922**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	48,288
	Aggregate indebtedness, per schedule I	**$**	**48,288**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Gatsby Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gatsby Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3 k under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent period ended without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 24, 2021

Rule 15c3-3 Exemption Report
December 31, 2020

Gatsby Securities, LLC ("the Company")

The Company, to its best knowledge and belief, during the period May 27, 2020 to December 31, 2020, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Davis Gaynes

Name: Davis Gaynes
Title: CCO
Date: February 24, 2021